FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Continues Strong Revenue Growth in Third Quarter

Third Quarter 2007 Results

•	Revenue growth of 4.2% at identical exchange rates

•	Strong U.S. comparable store sales growth of 4.6%, the highest since 2000

•	Operating profit decreases 6.0% at actual exchange rates and grows 0.5% at identical exchange rates

•	Group share in net profit jumps 128.2% at actual exchange rates

Guidance 2007 Results

•	Increase of U.S. comparable store sales guidance to 3.5% to 4.0% range (2.5% to 3.5% previously)

•	Confirmation of Group revenue and profit guidance

CEO Comments

“In the third quarter of 2007, Delhaize Group realized a robust revenue performance and maintained its strong operating margins despite comparing to last year’s exceptionally strong quarter”, said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group.

“We are particularly happy with the excellent performance of our operations in the U.S. We realized 4.6% U.S. comparable store sales growth, the highest since 2000 and continued to grow our U.S. operating margins. Revenue growth at both Food Lion and Hannaford stayed strong, particularly through increasing customer traffic. Sweetbay realized its best comparable store sales growth since the launch of the conversion project, showing encouraging signs in the rebranding of our Florida business.”

“In Belgium, intense competition, exceptionally bad summer weather and the sale of our beauty and body care business Di impacted our sales growth, although we still realized positive sales growth against the strongest quarter of 2006. We are positioning ourselves for better sales dynamics by investing significantly in our price position despite the temporary negative margin impact. Our Greek, Romanian and Indonesian operations continued their positive growth in revenues and profits.”

Financial Highlights

Q3 2007 (1)						YTD 2007 (1)
Actual Results	At Actual Rates		At Identical Rates		IFRS, in millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates		At Identical Rates
4,749.5	-1.3%		+4.2%		Revenues	14,274.8	-0.7%		+4.9%
215.6	-6.0%		+0.5%		Operating profit	694.2	+1.5%		+8.1%
4.5%	-23	bps	-17	bps	Operating margin	4.9%	+10	bps	+14	bps
163.9	+0.7%		+7.9%		Profit before taxes and discontinued operations	414.9	-12.7%		-7.5%
106.5	-2.1%		+4.6%		Net profit from continuing operations	279.5	-7.9%		-2.8%
103.2	+128.2%		+145.7%		Group share in net profit	296.0	+24.8%		+31.3%
1.04	+119.2%		+136.0%		Basic earnings per share (Group share in net profit)	3.05	+21.7%		+28.0%

(1)	The average exchange rate of the U.S. dollar against the euro decreased by 7.2% in Q3 2007 and decreased by 7.4% in the first nine months of 2007 compared to last year.

THIRD QUARTER 2007 INCOME STATEMENT

In the third quarter of 2007, revenues of Delhaize Group decreased by 1.3% to EUR 4.7 billion because the U.S. dollar weakened by 7.2%. Organic revenue growth was 4.6% comparing against the strongest quarter of 2006 with 6.0% organic revenue growth. Revenue growth at identical exchange rates was 4.2% as a result of:

•

5.4% increase of U.S. revenues (in local currency) driven by the strong performance at all of our U.S. operations. Comparable store sales grew by 4.6%, the highest since the Hannaford acquisition in 2000;

•

2.4% decrease of Belgian revenues due to intense competitive activity, bad summer weather, the sale of the beauty and body care business Di, and a negative calendar impact. Comparable store sales grew by 0.4%; and

•	11.6% increase of revenues in Greece due to the continued outstanding performance in the existing stores and new store openings.

Delhaize Group ended the third quarter of 2007 with a sales network of 2,509 stores, compared to 2,476 at the end of last year (adjusted for the divestitures of 132 Di and 97 Delvita stores in the first half of 2007).

Gross margin remained stable at 25.0% of revenues. Important price investments in Belgium, Hannaford and Sweetbay were offset by margin optimization and sales mix improvements, especially at Food Lion, and better inventory management at Hannaford and Sweetbay.

Other operating income increased to EUR 23.5 million (EUR 21.1 million in 2006), primarily due to the sale of certain Cash Fresh stores to independent owners to operate as Delhaize affiliates.

Selling, general and administrative expenses increased to 21.0% (20.7% in prior year) of revenues, principally because of the comparison to 2006 which benefited from a USD 13.8 million positive impact of forfeitures related to U.S. benefit plans. Without last year’s positive impact, selling, general and administrative expenses would have remained almost stable as a percentage of revenues. Continued cost efforts offset increases in advertisement and other operational expenses.

The operating margin of Delhaize Group decreased to 4.5% of revenues as compared to 4.8% in the third quarter of 2006. Adjusted for the 2006 one-time U.S. benefit plans impact, the operating margin remained stable, the result of a stronger operating margin in the U.S. and Greece offset by a lower margin in Belgium.

Operating profit decreased by 6.0% to EUR 215.6 million at actual exchange rates and increased by 0.5% at identical exchange rates. Adjusted for the 2006 one-time U.S. benefit plan impact, operating profit would have grown 6.2% at identical exchange rates.

Net financial expenses amounted to EUR 51.7 million, a decrease of EUR 14.9 million compared to prior year. This decrease is mainly due to lower interest rates as a result of the refinancing transaction in the second quarter of this year and the weaker U.S. dollar.

The effective tax rate increased from 33.2% to 35.0%. Last year’s tax rate was positively impacted by the resolution of state tax matters in the U.S. and the company benefit from the exercise of employee stock options in the U.S.

Because of the weaker U.S. dollar, net profit from continuing operations decreased to EUR 106.5 million, or EUR 1.04 per share (EUR 1.12 in 2006).

Group share in net profit amounted to EUR 103.2 million. Per share, basic net profit was EUR 1.04 (EUR 0.48 in 2006) and diluted net profit was EUR 1.01 per diluted share (EUR 0.47 in 2006). In the third quarter of 2006, net profit was negatively impacted by a charge of EUR 59.3 million related to the planned divestiture of Delvita, our former Czech business.

THIRD QUARTER 2007 CASH FLOW STATEMENT AND BALANCE SHEET

In the third quarter of 2007, net cash provided by operating activities amounted to EUR 214.1 million. Capital expenditures increased to EUR 218.3 million (including USD 231.6 million for the U.S. operations of Delhaize Group) primarily due to more store remodels and openings. Delhaize Group generated slightly negative free cash flow of EUR -2.9 million mainly due to increased capital expenditures and to more cash used in working capital. The Group held EUR 305.1 million cash and cash equivalents at the end of the third quarter.

The net debt to equity ratio decreased to 62.2% at the end of September 2007 compared to 74.0% at the end of 2006. Delhaize Group’s net debt amounted to EUR 2.3 billion at the end of September 2007, a decrease of EUR 359.4 million compared to EUR 2.6 billion at the end of 2006 mainly due to generation of free cash flow, the conversion of convertible bonds and the weaker U.S. dollar.

YEAR-TO-DATE 2007 INCOME STATEMENT

Year-to-date 2007, revenues of Delhaize Group decreased by 0.7% to EUR 14.3 billion because the U.S. dollar weakened by 7.4%. Year-to-date organic growth amounted to 5.0% (5.1% in 2006). Revenue growth at identical exchange rates amounted to 4.9% as a result of the:

•	5.1% increase of U.S. revenues (in local currency) due to the strong performance of Food Lion and Hannaford;

•	1.8% increase of Belgian revenues; and

•	13.3% increase of Greek revenues due to the continued outstanding performance of the existing stores and new store openings.

Gross margin remained stable at 25.3% of revenues due to a combination of sales mix improvements and price optimization at Food Lion offset by price investments at Sweetbay and Delhaize Belgium.

Other operating income increased to EUR 72.3 million (EUR 57.3 million in 2006) primarily due to the sale of certain Cash Fresh stores to independent owners to operate as Delhaize affiliates and the divestiture of the Di business.

Selling, general and administrative expenses remained almost stable at 20.9% (20.8% in 2006) of revenues due to successful cost control and the operational leverage of strong sales dynamics in most of our businesses.

The operating margin of Delhaize Group increased to 4.9% of revenues as compared to 4.8% in the same period of last year. Operating profit increased by 1.5% to EUR 694.2 million at actual exchange rates and 8.1% at identical exchange rates.

Net financial expenses increased to EUR 279.3 million mainly because of the charge related to the Delhaize America debt tender recorded in the second quarter of this year, partially offset by lower interest charges and the effect of the weaker U.S. dollar.

The effective tax rate decreased to 32.6% compared to 36.2% in 2006 as a result of the tax deductible debt tender charge in the second quarter of this year as well as a U.S. tax refund received in the first quarter of 2007. Last year’s first nine months results also included tax on the dividend payment from Delhaize America to Delhaize Group, while there was no similar dividend in 2007.

Net profit from continuing operations amounted to EUR 279.5 million, or EUR 2.79 per share (EUR 3.16 in 2006).

In the first nine months of 2007, the profit from discontinued operations, net of tax, amounted to EUR 25.2 million, mainly due to a positive accumulated foreign currency translation adjustment of EUR 23.7 million recorded as part of the closing of the sale of Delvita in the second quarter of the year.

Group share in net profit amounted to EUR 296.0 million. Per share, basic net profit was EUR 3.05 (EUR 2.50 in 2006) and diluted net profit EUR 2.92 (EUR 2.41 in 2006).

2007 FINANCIAL OUTLOOK

The strong performance in the first nine months of 2007 along with our expectations for the remainder of the year, support an increase in the expectation for U.S. comparable store sales growth to 3.5% to 4.0% (previously 2.5% to 3.5%). Delhaize Group confirms the remainder of its revenue and profit guidance as communicated on August 9, 2007, at the occasion of the announcement of its second quarter 2007 results.

In addition, Delhaize Group expects:

•	to end 2007 with a store network of 2,555 stores (2,573 stores previously), largely due to fewer openings of small-sized stores in Belgium;

•

to have in 2007 capital expenditures (excluding finance leases) of approximately EUR 780 million at identical exchange rates, including approximately USD 750 million for the U.S. operations of the Group (previously EUR 825 million and USD 755 million, respectively).

SEGMENT REPORTING

Third Quarter 2007		Revenues			Operating Margin			Operating Profit/(Loss)
	(in millions)	3rd Q 2007	3rd Q 2006	2007 / 2006	3rd Q 2007	3rd Q 2006		3rd Q 2007	3rd Q 2006	2007 / 2006
United States	USD	4,652.1	4,411.9	+5.4%	5.6%	5.8%		261.7	255.5	+2.5%
United States	EUR	3,384.6	3,460.6	-2.2%	5.6%	5.8	% (1)	190.5	200.9	-5.2%
Belgium (2)	EUR	1,044.6	1,070.3	-2.4%	2.3%	2.8%		23.4	30.4	-22.7%
Greece	EUR	278.0	249.0	+11.6%	4.5%	3.2%		12.5	8.1	+53.6%
Emerging Markets (3)	EUR	42.3	32.7	+28.9%	0.9%	-0.4%		0.4	(0.2)	+382.2%
Corporate	EUR	—	—	—	—	—		(11.2)	(9.8)	-14.3%

TOTAL	EUR	4,749.5	4,812.6	-1.3%	4.5%	4.8	%(4)	215.6	229.4	-6.0%

(1)	5.5% excluding the impact of benefit plan forfeitures.
(2)	In 2006 including Di, which is not reclassified in results from discontinued operations and has been sold at the end of the second quarter of 2007. Revenues would have decreased by 0.6% when excluding Di from the third quarter of 2006.
(3)	Mega-Image (Romania) and 51% of Lion Super Indo (Indonesia). Excluding Delvita reclassified in results from discontinued operations until its sale on May 31, 2007.
(4)	4.5% excluding the impact of U.S. benefit plan forfeitures.

Year-to-date 2007		Revenues			Operating Margin			Operating Profit/(Loss)
	(in millions)	YTD 2007	YTD 2006	2007 / 2006	YTD 2007	YTD 2006		YTD 2007	YTD 2006	2007 / 2006
United States	USD	13,580.0	12,924.2	+5.1%	5.6%	5.4%		754.5	696.3	+8.4%
United States	EUR	10,101.9	10,383.4	-2.7%	5.6%	5.4	% (1)	561.3	559.4	+0.3%
Belgium (2)	EUR	3,215.2	3,157.0	+1.8%	4.1%	4.1%		132.5	130.6	+1.5%
Greece	EUR	837.4	738.8	+13.3%	3.8%	2.5%		31.6	18.3	+72.6%
Emerging Markets (3)	EUR	120.3	98.7	+21.8%	1.5%	0.8%		1.8	0.8	+128.3%
Corporate	EUR	—	—	—	—	—		(33.0)	(25.2)	-31.1%

TOTAL	EUR	14,274.8	14,377.9	-0.7%	4.9%	4.8%		694.2	683.9	+1.5%

(1)	5.3% excluding the impact of benefit plan forfeitures.
(2)	Including Di until the end of the second quarter of 2007, which is not reclassified in results from discontinued operations and has been sold at the end of the second quarter of 2007. Revenues would have increased by 2.5% when excluding Di revenues from both 2006 and 2007.
(3)	Mega-Image (Romania) and 51% of Lion Super Indo (Indonesia). Excluding Delvita reclassified in results from discontinued operations until its sale on May 31, 2007.

•

In the third quarter of 2007, the contribution of the operations in the United States to the revenues of Delhaize Group amounted to USD 4.7 billion, an increase of 5.4% over the third quarter of 2006. Comparable store sales in the U.S. increased by 4.6%, the best performance in seven years, due to the strong sales momentum at all of our U.S. operating companies. Food Lion and Hannaford continued their excellent sales year while our Florida based Sweetbay operations improved sales trends in most of their stores.

The sales momentum at Food Lion was supported by effective price, promotion and marketing initiatives, improved assortment, a focus on execution in our retail stores and the continued success of market renewal initiatives. Hannaford’s sales were supported by targeted pricing, initiatives such as Guiding Stars, and new store openings. During this quarter, Sweetbay completed the three-year project to convert all its stores from Kash n’ Karry. The conversions and significant investments in price resulted in the highest comparable stores sales at Sweetbay since the start of the conversions.

In the third quarter of 2007, Delhaize Group opened six new stores and closed two stores in the U.S. In addition, Delhaize Group remodeled 50 supermarkets in the U.S. During the third quarter, Food Lion converted 10 Food Lion stores to the Bottom Dollar banner in the Norfolk, Virginia market and prepared the launch in the fourth quarter of 66 renewed Food Lion and 8 Bloom conversions in the same market.

The operating margin of the U.S. business at an excellent 5.6% of revenues, showed a decrease of 16 basis points due to the fact that last year’s margin was favorably impacted by forfeitures related to benefit plans for an amount of USD 15.4 million. Excluding this positive impact in the prior year, the current year operating margin increased 19 basis points. The margin increase was the result of strong sales momentum, sales mix improvements, cost control activities and better inventory results at Hannaford and Sweetbay, offsetting increased advertising expenses and significant price investments by Sweetbay and Hannaford.

Operating profit of the U.S. business of Delhaize Group grew by 2.5% to USD 261.7 million. Adjusted for the 2006 one-time U.S. benefit plan impact, operating profit would have grown 9.0%.

•

Delhaize Belgium revenues decreased by 2.4% to EUR 1.0 billion in the third quarter of 2007. Revenues grew by 1.2% excluding the sale of the beauty and body care business Di and a negative calendar effect. Comparable store sales growth was 0.4% due to intense competitive activity and the bad summer weather. Market share decreased slightly during the third quarter due to competitive activity and the temporary loss of sales related to the closings of Cash Fresh stores during their conversion to Delhaize banners. In the third quarter, five Cash Fresh stores were converted to Delhaize banners.

The operating margin of Delhaize Belgium decreased to 2.3% of revenues (2.8% in 2006), mainly due to weak sales and major price investments. Internal food inflation was approximately 150 basis points lower than national food inflation. Inventory results improved compared to the same period last year, but continue to show room for improvement. Operating profit of Delhaize Belgium amounted to EUR 23.4 million.

•

In the third quarter of 2007, revenues in Greece grew by 11.6% to EUR 278.0 million as a result of strong comparable store sales growth and new store openings. This was the sixth consecutive quarter of double-digit revenue growth for Alfa-Beta, which expanded its product assortment, especially in the private label ranges, and continued its efforts to upgrade its store network.

The operating margin of Alfa-Beta increased sharply to 4.5% of revenues (3.2% in 2006) due to excellent sales, good cost control and effective inventory management. In the third quarter of 2007, operating profit increased by 53.6% to EUR 12.5 million.

•

Revenues of the Emerging Markets (Romania and Indonesia) of Delhaize Group increased by 28.9% to EUR 42.3 million due to the continued strong sales performance in both countries. The Emerging Markets of Delhaize Group recorded an operating profit of EUR 0.4 million in the third quarter.

CONFERENCE CALL AND WEBCAST

Delhaize Group’s management will comment on the third quarter 2007 results during a conference call starting November 8, 2007 at 03.00 pm CET / 09:00 am EST. The conference call can be attended by calling + 44 20 7108 6390 (U.K.) or + 1 210 795 0624 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. At the end of September 2007, Delhaize Group’s sales network consisted of 2,509 stores. In 2006, Delhaize Group posted EUR 19.2 billion (USD 24.1 billion) in revenues and EUR 351.9 million (USD 441.8 million) in net profit. Delhaize Group employs approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

FINANCIAL CALENDAR

• Press release - 2007 fourth quarter and full year 2007 revenues	January 17, 2008
• Press release - 2007 fourth quarter and full year 2007 results	March 6, 2008

CONTACTS

Guy Elewaut:	+ 32 2 412 29 48
Geert Verellen:	+ 32 2 412 83 62
Geoffroy d’Oultremont:	+ 32 2 412 83 21
Liesbeth Driesen:	+ 32 2 412 86 69
Amy Shue:	+ 1 704 633 82 50 (ext. 2529)

DELHAIZE GROUP CONDENSED FINANCIAL STATEMENTS

Condensed Consolidated Income Statements (Unaudited)

3rd Q 2007	3rd Q 2006	(in millions of EUR)	YTD 2007	YTD 2006
4,749.5	4,812.6	Revenues	14,274.8	14,377.9
(3,561.0)	(3,606.8)	Cost of sales	(10,658.3)	(10,741.0)

1,188.5	1,205.8	Gross profit	3,616.5	3,636.9
25.0%	25.1%	Gross margin	25.3%	25.3%
23.5	21.1	Other operating income	72.3	57.3
(996.2)	(994.3)	Selling, general and administrative expenses	(2,982.4)	(2,995.8)
(0.2)	(3.2)	Other operating expenses	(12.2)	(14.5)

215.6	229.4	Operating profit	694.2	683.9
4.5%	4.8%	Operating margin	4.9%	4.8%
(54.0)	(70.0)	Finance costs	(290.3)	(225.8)
2.3	3.4	Income from investments	11.0	17.4

163.9	162.8	Profit before taxes and discontinued operations	414.9	475.5
(57.4)	(54.0)	Income tax expense	(135.4)	(172.0)

106.5	108.8	Net profit from continuing operations	279.5	303.5
0.2	(61.4)	Result from discontinued operations, net of tax	25.2	(61.7)
106.7	47.4	Net profit (before minority interests)	304.7	241.8

3.5	2.1	Net profit attributable to minority interests	8.7	4.6
103.2	45.3	Net profit attributable to equity holders of the Group (Group share in net profit)	296.0	237.2
		(in EUR, except number of shares)

		Net profit from continuing operations:
1.04	1.12	Basic earnings per share	2.79	3.16
1.01	1.07	Diluted earnings per share	2.68	3.01

		Group share in net profit:
1.04	0.48	Basic earnings per share	3.05	2.50
1.01	0.47	Diluted earnings per share	2.92	2.41

		Weighted average number of shares outstanding:
99,051,637	95,145,746	Basic	97,157,082	94,718,148
103,687,367	102,070,522	Diluted	103,346,660	101,644,782

100,074,403	96,034,773	Shares issued at the end of the 3rd quarter	100,074,403	96,034,773

99,133,533	95,372,031	Shares outstanding at the end of the 3rd quarter	99,133,533	95,372,031

1.3738	1.2743	Average USD per EUR exchange rate	1.3443	1.2447

Condensed Consolidated Balance Sheets (Unaudited)

(in millions of EUR)	September 30, 2007	December 31, 2006	September 30, 2006 (1)
Assets
Non-current assets	6,675.4	6,872.8	6,982.6
Goodwill	2,523.8	2,697.6	2,797.7
Intangible assets	563.2	604.6	626.2
Property, plant and equipment	3,377.1	3,400.0	3,399.0
Investment property	33.5	25.6	27.9
Financial assets	168.2	133.1	122.6
Other non-current assets	9.6	11.9	9.2
Current assets	2,196.1	2,422.6	2,337.5
Inventories	1,266.0	1,337.9	1,372.4
Receivables and other assets	570.9	594.4	537.6
Financial assets	54.1	34.4	39.3
Cash and cash equivalents	305.1	304.8	243.9
Assets classified as held for sale	—	151.1	144.3
Total assets	8,871.5	9,295.4	9,320.1

Liabilities
Total equity	3,656.4	3,561.4	3,556.1
Shareholders’ equity	3,613.8	3,525.2	3,522.9
Minority interests	42.6	36.2	33.2
Non-current liabilities	3,020.6	3,285.4	3,480.5
Long-term debt	1,953.4	2,169.8	2,284.7
Obligations under finance lease	597.0	602.0	620.7
Derivative instruments	2.1	2.8	10.0
Deferred taxes liabilities	173.7	186.0	211.8
Provisions	255.9	290.3	315.9
Other non-current liabilities	38.5	34.5	37.4
Current liabilities	2,194.5	2,448.6	2,283.5
Short-term borrowings	28.0	101.8	48.0
Long-term debt – current	147.6	181.6	137.0
Obligations under finance lease – current	36.9	34.5	35.2
Derivative instruments	—	2.1	0.2
Accounts payable and other current liabilities	1,982.0	2,077.4	2,018.8
Liabilities associated with assets held for sale	—	51.2	44.3
Total liabilities and equity	8,871.5	9,295.4	9,320.1

USD per EUR exchange rate	1.4179	1.3170	1.2660

(1)	Adjusted to take into account the change in accounting policy for defined benefit plans which took place in 2006, by which actuarial gains and losses are now recognized in full in equity in the period in which they occur. The effect on the September 30, 2006 balance sheet is an increase of non-current liabilities by EUR 20.6 million, an increase of other non-current assets by EUR 0.4 million and a decrease of equity by EUR 20.2 million.

Condensed Consolidated Statements of Cash Flows (Unaudited)

3rd Q 2007	3rd Q 2006	(in millions of EUR)	YTD 2007	YTD 2006
		Operating activities
106.7	47.4	Net profit (before minority interests)	304.7	241.8
		Adjustments for
107.5	109.8	Depreciation – continuing operations	320.8	334.0
13.0	13.3	Amortization – continuing operations	38.9	39.2
0.1	2.4	Depreciation and amortization – discontinued operations	0.1	7.1
(0.3)	0.4	Impairment – continuing operations	1.7	1.3
—	59.2	Impairment – discontinued operations	(1.4)	59.2
107.9	121.6	Income taxes, finance costs and income from investments	392.4	383.4
10.3	10.0	Other non-cash items	24.9	31.8
(97.6)	(71.9)	Changes in operating assets and liabilities	(58.1)	(67.2)
(26.7)	(17.3)	Interest paid	(178.2)	(186.7)
4.4	3.2	Interest and dividends received	13.8	16.0
(11.2)	(63.7)	Income taxes paid	(142.3)	(193.7)
214.1	214.4	Net cash provided by operating activities	717.3	666.2

		Investing activities
—	—	Business acquisitions and disposals	119.0	—
(218.3)	(179.1)	Purchase of tangible and intangible assets (capital expenditures)	(475.8)	(488.4)
9.7	6.8	Net investment in debt securities	(13.8)	(16.5)
1.3	3.1	Other investing activities	(17.5)	4.7
(207.3)	(169.2)	Net cash used in investing activities	(388.1)	(500.2)

6.8	45.2	Cash flow before financing activities	329.2	166.0
		Financing activities
15.3	21.1	Proceeds from the exercise of share warrants and stock options	56.5	42.7
(1.7)	(9.2)	Treasury shares purchased	(35.8)	(12.0)
(29.3)	(30.4)	Dividends paid (incl. dividends paid by subsidiaries to minority interests)	(132.5)	(114.2)
(0.5)	(9.0)	Borrowings under / repayments of long-term loans (net of direct financing costs)	(147.4)	(658.3)
0.2	—	Escrow maturities	10.2	10.1
(72.4)	(42.4)	Borrowings under / repayments of short-term loans	(71.7)	48.5
(0.4)	—	Settlement of derivative instruments	(5.7)	—

(88.8)	(69.9)	Net cash used in financing activities	(326.4)	(683.2)
(8.2)	(3.4)	Effect of foreign exchange translation differences	(12.0)	(32.4)
(90.2)	(28.1)	Net decrease in cash and cash equivalents	(9.2)	(549.6)
395.3	283.4	Cash and cash equivalents at beginning of period (1)	314.3	804.9
305.1	255.3	Cash and cash equivalents at end of period	305.1	255.3

(1)	Including cash and cash equivalents of Delvita reclassified as assets held for sale: EUR 9.5 million as of December 31, 2006 and EUR 11.4 million as of September 30, 2006.

Condensed Consolidated Statements of Recognized Income and Expense (Unaudited)

3rd Q 2007	3rd Q 2006	(in millions of EUR)	YTD 2007	YTD 2006
(0.1)	0.7	Amortization of deferred (gain)/loss on hedge, net of tax	11.0	2.5
0.9	1.0	Unrealized loss on securities held for sale, net of tax	0.1	(0.1)
(158.4)	13.9	Exchange differences loss on translation of foreign operations	(266.6)	(232.2)

(157.6)	15.6	Net expense recognized directly in equity	(255.5)	(229.8)
106.7	47.4	Net profit	304.7	241.8

(50.9)	63.0	Total recognized income and expense for the period	49.2	12.0
3.5	2.1	Amount attributable to minority interest	8.7	4.6
(54.4)	60.9	Amount attributable to equity holders of the Group	40.5	7.4

Notes (Unaudited)

1. General Information

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. The Company’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The financial statements of the Group for the nine months ended September 30, 2007 were approved by the Board of Directors on November 7, 2007.

2. Basis of Presentation and Accounting Policies

This report presents unaudited interim condensed consolidated financial statements and has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS). These financial statements are presented in accordance with IAS 34, “Interim Financial Reporting”. The financial statements should be read in conjunction with Delhaize Group’s annual financial statements as at December 31, 2006, because the financial statements herein do not include all the information and disclosures required in the annual financial statements. The accounting policies applied are consistent with those applied in Delhaize Group’s 2006 consolidated financial statements.

Delhaize Group did not apply early any new IFRS standards or interpretations which were issued at the date of authorization of these unaudited interim condensed financial statements but not yet effective at the balance sheet date.

3. Changes in the Scope of Consolidation

Sale of Delvita

On May 31, 2007, the Group completed the sale of Delvita in the Czech Republic to the German retail group Rewe. Delhaize Group received EUR 100 million in cash, subject to contractual adjustments. A gain of EUR 22.5 million, including a positive accumulated foreign currency translation adjustment of EUR 23.7 million, has been recorded in the result from discontinued operations during the second quarter of 2007.

Sale of Di

On June 30, 2007, Delhaize Group closed the sale of Di, its Belgian beauty and body care business, to CNP/NPM and Ackermans & van Haaren. The Group received EUR 33.4 million in cash, subject to contractual adjustments. A pre-tax gain of EUR 1.5 million has been recorded in other operating income (EUR 3.0 million), other operating expenses (EUR -2.5 million) and income from investments (EUR 1.0 million).

4. Income Statement

Other Operating Income

3rd Q 2007		3rd Q 2006	(in millions of EUR)	YTD 2007		YTD 2006
4.8		3.3	Rental income	14.4		12.9
5.8		4.6	Recycling income	15.2		11.8
1.0		1.0	Gain on sale of property, plant and equipment	5.8	(1)	3.0
0.6		4.0	Services rendered to wholesale customers	1.7		4.8
11.3	(2)	8.2	Other	35.2	(3)	24.8

23.5		21.1	Total	72.3		57.3

(1)	Including EUR 3.0 million related to the sale of the Di business.
(2)	Including EUR 1.6 million related to the sale of Cash Fresh businesses to independent store operators.
(3)	Including EUR 5.9 million related to the sale of Cash Fresh businesses to independent store operators.

Other Operating Expenses

3rd Q 2007	3rd Q 2006	(in millions of EUR)	YTD 2007		YTD 2006
0.7	(0.1)	Store closing and restructuring expenses	(4.2)		(4.5)
0.3	(0.4)	Impairment losses	(1.7)		(1.3)
(1.1)	(1.2)	Loss on sale of property, plant and equipment	(7.5	)(1)	(6.5)
(0.1)	(1.5)	Other	1.2		(2.2)

(0.2)	(3.2)	Total	(12.2)		(14.5)

(1)	Including EUR 2.5 million related to the sale of the Di business.

5. Balance Sheet and Cash Flow Statement

Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2007	3,525.2	36.2	3,561.4

Net income (expense) recognized directly in equity	(255.5)	—	(255.5)
Net profit/(loss)	296.0	8.7	304.7

Total recognized income and expense for the period	40.5	8.7	49.2
Capital increases	48.0	—	48.0
Conversion of convertible bonds	125.6	—	125.6
Treasury shares purchased	(35.8)	—	(35.8)
Treasury shares sold upon exercise of employee stock options	12.2	—	12.2
Tax payment for restricted shares vested	(3.7)	—	(3.7)
Excess tax benefit on employee stock options and restricted shares	15.4	—	15.4
Share-based compensation expense	16.7	0.1	16.8
Dividends declared	(130.3)	(2.4)	(132.7)

Balances at September 30, 2007	3,613.8	42.6	3,656.4

Shares issued	100,074,403
Treasury shares	940,870
Shares outstanding	99,133,533

(in millions of EUR, except number of shares)	Shareholders’ Equity (1)	Minority Interests (1)	Total Equity (1)
Balances at January 1, 2006	3,565.9	30.2	3,596.1

Net income (expense) recognized directly in equity	(229.8)	—	(229.8)
Net profit/(loss)	237.2	4.6	241.8

Total recognized income and expense for the period	7.4	4.6	12.0
Capital increases	42.6	—	42.6
Treasury shares purchased	(12.0)	—	(12.0)
Treasury shares sold upon exercise of employee stock options	2.4	—	2.4
Tax payment for restricted shares vested	(2.3)	—	(2.3)
Excess tax benefit on employee stock options and restricted shares	13.9	—	13.9
Share-based compensation expense	19.2	—	19.2
Dividends declared	(114.2)	(1.6)	(115.8)

Balances at September 30, 2006	3,522.9	33.2	3,556.1

Shares issued	96,034,773
Treasury shares	662,742
Shares outstanding	95,372,031

(1)	Adjusted to take into account the change in accounting policy for defined benefit plans.

Issuance and Repurchases of Equity Securities

In the third quarter of 2007, Delhaize Group issued 351,393 new shares, purchased 25,000 of its own shares and used 9,168 of its own shares. Delhaize Group owned 940,870 treasury shares at the end of September 2007.

In the first nine months of 2007, Delhaize Group issued 3,617,479 new shares (2,267,528 of which in conjunction with the conversion of a part of Delhaize Group’s EUR 300 million convertible bonds), purchased 536,275 of its own shares and used 514,004 of its own shares.

Dividends

On May 24, 2007, Delhaize Group’s shareholders approved the distribution of a EUR 1.32 gross dividend for 2006. After deduction of a 25% withholding tax, this resulted in a net dividend of EUR 0.99 per share.

Property, Plant and Equipment

During the first nine months of 2007, Delhaize Group added EUR 476.2 million in property, plant and equipment, including EUR 39.5 million in property under finance leases. The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 12.3 million.

Issuance, Repurchases and Repayments of Debt

•	In April 2007, Delhaize Group repaid USD 145.0 million (EUR 107.6 million) in Delhaize America bonds with a 7.55% coupon.

•

In June 2007, Delhaize America purchased USD 1.045 billion (EUR 775.2 million) of its 8.125% notes due 2011 and USD 55 million (EUR 40.8 million) of its 9.0% debentures due 2031 through a tender for cash.

•	In June 2007, Delhaize Group financed the tender of Delhaize America by issuing EUR 500 million 5.625% senior notes due 2014 and USD 450 million (EUR 333.8 million) 6.50% senior notes due 2017.

•	In June 2007, Delhaize Group entered into a USD 113 million (EUR 83.8 million) floating rate term loan agreement with a bank, maturing in 2012 with two 1-year renewal options.

•

In the second quarter of 2007, EUR 129.3 million of the EUR 300 million Delhaize Group convertible bond due 2009 was converted into Delhaize Group shares, leaving an outstanding amount of EUR 170.7 million.

6. Related Party Transactions

At the General Meeting held on May 24, 2007, shareholders approved Delhaize Group’s 2007 stock option plan that would entitle members of the Executive Management of the Group to acquire existing ordinary shares of the Company. In June 2007, an aggregate number of 122,579 stock options and warrants and 26,760 restricted shares were granted to members of the Executive Management.

7. Contingencies

In April 2007, representatives of the Belgian competition authority visited our procurement offices in Zellik, Belgium, and requested us to provide them with specified documents. This visit was part of what appears to be a local investigation affecting several companies in Belgium in the retail sector and relating, to what we understand, prices of perfume, beauty products and other household goods. As of this date, we have not received any news or further communication from the Belgian competition authority on this matter.

8. Share-based Payments

In June 2007, Delhaize Group granted 102,512 restricted stock unit awards and 1,165,111 warrants to associates of its U.S. operating companies under the “Delhaize Group 2002 Stock Incentive Plan”. The fair value for the restricted stock unit awards is USD 96.30 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the award. The warrants were granted at an exercise price of USD 96.30, will vest ratably over a three-year period and will expire ten years from the grant date. The fair value per option is USD 21.15 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.32%
Expected volatility	26.46%
Risk-free interest rate	5.1%
Expected term in years	3.7

From June to August 2007, Delhaize Group granted 185,474 stock options to associates of its non-U.S. operating companies. The options were granted at an exercise price of EUR 71.84, will vest over a three and a half year period and will expire seven years from the grant date. The fair value per option is EUR 16.61 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.38%
Expected volatility	25.73%
Risk-free interest rate	4.5%
Expected term in years	4.6

OTHER FINANCIAL AND OPERATING INFORMATION (unaudited)

Use of non-GAAP financial measures: Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not represent these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the press release, the non-GAAP measures are reconciled to financial measures determined in accordance with IFRS.

Number of Stores

	End of 2006	End of 2nd Q 2007	Change 3rd Q 2007		End of 3rd Q 2007		Planned End of 2007
United States	1,549	1,551	+4	(1)	1,555		1,570	(2)
Belgium (3)	711	723	+4		727	(4)	744
Greece	148	151	+3		154		162
Romania	18	19	+1		20		23
Indonesia	50	51	+2		53		56
Subtotal	2,476	2,495	+14		2,509		2,555
Di (Belgium)	132	—	—		—		—
Czech Republic	97	—	—		—		—

Total	2,705	2,495	+14		2,509		2,555

(1)	Including the opening or acquisition of six new stores and the closing of two stores.
(2)	In 2007, Delhaize Group expects to open 44 new supermarkets in the U.S. The Group plans to close 11 stores to be relocated and 12 other stores. This will result in a net increase of 21 stores to a total number of 1,570 stores at the end of 2007.
(3)	Excluding the Belgian beauty and body care Di business, divested in June 2007.
(4)	Including 32 stores in the Grand-Duchy of Luxembourg and three stores in Germany.

Organic Revenue Growth Reconciliation

3rd Q 2007	3rd Q 2006	% Change	(in millions of EUR)	YTD 2007	YTD 2006	% Change
4,749.5	4,812.7	-1.3%	Revenues	14,274.8	14,377.9	-0.7%
264.4	—		Effect of exchange rates	807.5	—
5,013.9	4,812.7	4.2%	Revenues at identical exchange rates	15,082.3	14,377.9	4.9%
—	(19.2)		Divestiture of Di	(38.4)	(56.5)
5,013.9	4,793.5	4.6%	Organic revenue growth	15,043.9	14,321.4	5.0%

Free Cash Flow Reconciliation

3rd Q 2007	3rd Q 2006	(in millions of EUR)	YTD 2007	YTD 2006
214.1	214.4	Net cash provided by operating activities	717.3	666.2
(207.3)	(169.2)	Net cash used in investing activities	(388.1)	(500.2)
(9.7)	(6.8)	Net investment in debt securities	13.8	16.5

(2.9)	38.4	Free cash flow	343.0	182.5

Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	September 30, 2007	December 31, 2006	September 30, 2006
Non-current financial liabilities	2,550.4	2,771.8	2,905.4
Current financial liabilities	212.5	317.9	220.2
Derivative liabilities	2.1	4.9	10.2
Derivative assets	(38.3)	(1.9)	(0.1)
Investment in securities—non-current	(105.6)	(121.0)	(111.1)
Investment in securities—current	(40.9)	(32.4)	(38.9)
Cash and cash equivalents	(305.1)	(304.8)	(243.9)
Net debt	2,275.1	2,634.5	2,741.8

Net debt to equity ratio	62.2%	74.0%	77.1%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	3rd Q 2007			3rd Q 2006	2007/2006
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	4,749.5	+264.4	5,013.9	4,812.6	-1.3%	+4.2%
Operating profit	215.6	+14.9	230.5	229.4	-6.0%	+0.5%
Net profit from continuing operations	106.5	+7.3	113.8	108.8	-2.1%	+4.6%
Basic EPS from continuing operations	1.04	+0.07	1.11	1.12	-7.1%	-0.7%
Net profit (Group share)	103.2	+7.9	111.1	45.3	+128.2%	+145.7%
Basic earnings per share	1.04	+0.08	1.12	0.48	+119.2%	+136.0%
Free cash flow	(2.9)	+7.6	4.7	38.4	N/A	-87.8%

(in millions of EUR, except per share amounts)	YTD 2007			YTD 2006	2007/2006
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	14,274.8	+807.5	15,082.3	14,377.9	-0.7%	+4.9%
Operating profit	694.2	+44.9	739.1	683.9	+1.5%	+8.1%
Net profit from continuing operations	279.5	+15.4	294.9	303.5	-7.9%	-2.8%
Basic EPS from continuing operations	2.79	+0.16	2.95	3.16	-11.7%	-6.7%
Net profit (Group share)	296.0	+15.4	311.4	237.2	+24.8%	+31.3%
Basic earnings per share	3.05	+0.16	3.21	2.50	+21.7%	+28.0%
Free cash flow	343.0	+26.4	369.4	182.5	+88.0%	+102.4%

(in millions of EUR)	September 30, 2007			Dec 31, 2006	Change
Net debt	2,275.1	+72.0	2,347.1	2,634.5	-13.6%	-10.9%

Definitions

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent company divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities, and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Other operating income: primarily rental income on investment property, gains on sale of fixed assets, recycling income, and services rendered to wholesale customers.

•

Revenues: sale of goods and point of sale services to customers, including wholesale and affiliated customers, relating to the normal activity of the Company (the sale of groceries, health and beauty and pet products), net of discounts, allowances and rebates granted to those customers

•	Shares outstanding: number of shares issued by the Company less treasury shares

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

Report of the Statutory Auditor

We have performed a limited review of the accompanying consolidated condensed balance sheet, condensed income statement, condensed consolidated statement of recognized income and expense, condensed cash flow statement and notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the Company”) and its subsidiaries (jointly “the Group”) for the nine months period ended September 30, 2007. The Board of Directors of the Company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review. The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting”.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. A limited review consists of making inquiries of Group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. Accordingly, we do not express an audit opinion.

Based on our limited review nothing has come to our attention that causes us to believe that the interim financial information for the nine months period ended September 30, 2007 is not prepared, in all material respects, in accordance with legal and regulatory requirements and IAS 34 “Interim Financial Reporting” as adopted by the European Union.

The full report of the statutory auditor on the limited review of the interim consolidated financial information can be found on Delhaize Group’s website at www.delhaizegroup.com.

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2006 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: November 9, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President